ENERGY EXPLORATION TECHNOLOGIES INC

As at and for the year ended December 31, 2007

AUDITORS' REPORT

To the Shareholders of Energy Exploration Technologies Inc.

We have audited the consolidated balance sheets of Energy Exploration Technologies Inc. as at December 31, 2007 and 2006 and the consolidated statements of income (loss) and comprehensive income (loss), cash flows and shareholders' equity (deficit) for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Energy Exploration Technologies Inc. as at December 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The consolidated financial statements for the year ended December 31, 2005 were audited by other auditors, who expressed an opinion without reservation on those statements in their report, dated April 19, 2006.

Chartered Accounts

Calgary, Canada April 9, 2008

KPMG LLP, a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. KPMG Canada provides services to KPMG LLP.

ENERGY EXPLORATION TECHNOLOGIES INC Consolidated Balance Sheets (Expressed in U.S. dollars except share data)
	December 31, 2007	December 31, 2006
Assets
Current assets:
Cash and cash equivalents	$2,005,748	$851,738
Short term investments	5,643,882	1,128,711
Accounts receivable	905,300	526,987
Prepaid expenses and other	123,364	55,249
	8,678,294	2,562,685
Oil and natural gas properties [note 3]	35,895	130,360
Other property and equipment, net of accumulated depreciation and amortization [note 4]	508,580	211,151
	$9,222,769	$2,904,196
Liabilities and Shareholders' Equity
Current liabilities:
Trade payables	$520,771	$160,593
Note payable [note 6]	-	194,137
Other accrued liabilities [note 5]	331,394	235,666
Unearned revenue	2,252,063	249,047
Current portion of capital lease obligation	10,778	-
Convertible debentures [note 9]	180,107	569,156
Fair value of conversion feature [note 9]	-	68,994
	3,295,113	1,477,593
Long term liabilities:
Capital lease obligation	32,423	-
	3,327,536	1,477,593
Commitments and contingencies [notes 1 and 14]
Future operations [note 1]
Shareholders' equity:
Preferred shares:- authorized unlimited
Issued: 10,000,000 [note 8]	3,000,000	3,000,000
Common shares: - authorized unlimited
Issued: 29,713,381 shares as of December 31, 2007 (2006 - 27,177,908) [note 7]	36,542,525	32,740,427
Contributed capital	3,078,367	3,153,496
Deficit	(37,295,248)	(37,642,094)
Accumulated other comprehensive income	569,589	174,774
	5,895,233	1,426,603
	$9,222,769	$2,904,196

Signed "George Liszicasz" Director

Signed "Charles Selby" Director

The accompanying notes to these consolidated financial statements are an integral part of these consolidated balance sheets.

ENERGY EXPLORATION TECHNOLOGIES INC Consolidated Statements of Income (Loss) and Comprehensive Income (Loss) (Expressed in U.S. dollars except share data)
	For the year ended December 31,
	2007	2006	2005
Revenue
Survey revenue	$5,347,982	$1,063,645	$-
Oil and natural gas revenue	30,469	36,884	48,686
	5,378,451	1,100,529	48,686
Expense
Survey cost	785,895	144,643	29,208
Oil and natural gas operating expenses	3,451	4,752	4,728
Administrative	3,820,060	2,482,663	2,742,734
Depletion and impairment of oil and natural
gas properties [note 3]	87,055	1,017,165	586,011
Amortization and depreciation [note 4]	121,400	84,502	57,755
Research & development [note 8]	-	-	3,000,000
	4,817,861	3,733,725	6,420,436
	560,590	(2,633,196)	(6,371,750)
Other expense
Interest expense (income)	(104,149)	(3,888)	58,424
Interest and penalties on convertible debentures [note 9]	76,059	1,137,296	1,418,557
Loss on sale of properties	-	-	4,881
Loss on foreign exchange	241,834	854	-
	213,744	1,134,262	1,481,862
Net income (loss) before income tax	346,846	(3,767,458)	(7,853,612)
Income tax expense (recovery)	-	-	(17,134)
Net income (loss) after income tax	346,846	(3,767,458)	(7,836,478)
Other comprehensive income (loss):
Foreign currency translation gain (loss)	394,815	(87,193)	(3,672)
Net comprehensive income (loss)	$741,661	$(3,854,651)	$(7,840,150)
Net income (loss) per share unit [note 7]
Basic	$0.01	$(0.15)	$(0.37)
Diluted	$0.01	$(0.15)	$(0.37)

     The accompanying notes to these consolidated financial statements are an integral part of these consolidated statements of income (loss) and comprehensive income (loss).

ENERGY EXPLORATION TECHNOLOGIES INC Consolidated Statements of Cash Flow (Expressed in U.S. dollars)
	For the year ended December 31,
	2007	2006	2005
Operating activities
Net income (loss)	$346,846	$(3,767,458)	$(7,836,478)
Amortization and depreciation of other property and equipment	121,400	84,502	57,755
Depletion and impairment of oil and natural gas properties	87,055	1,017,165	586,011
Costs settled by issuance of common stock, options or warrants	269,416	302,000	218,750
Costs settled by issuance of warrants or options	958,453	402,289	46,859
Non-cash interest expense convertible debenture	76,059	1,137,296	1,418,557
Non-cash expense note payable	13,255	30,382	-
Research and development cost settled with preferred shares	-	-	3,000,000
Gain (loss) on sale of capital assets	-	(1,165)	4,881
Changes in non-cash working capital
Accounts receivable	(219,251)	(463,886)	329,468
Interest accrued on loan to former employee	-	-	49,584
Due from officers and employees	-	2,884	2,528
Prepaid expenses	(53,702)	4,704	(21,701)
Unearned revenue	1,807,978	249,047	-
Trade payables	255,086	(177,109)	235,140
Other accrued liabilities	49,957	186,352	818,195
Net cash generated (used) by operating activities	3,712,552	(992,997)	(1,090,451)
Financing activities
Paid against note payable	(237,534)	(13,870)	241,949
Paid against capital lease	(5,876)
Paid against registration penalty	(342,257)
Raised through the sale of common shares, net of issuance costs	-	2,094,000	-
Raised through the exercise of options and warrants	2,288,482	89,137	56,275
Subscriptions payable	-	-	(49,515)
Raised through the sale of convertible debenture	-	-	1,649,764
Net cash generated by financing activities	1,702,815	2,169,267	1,898,473
Investing activities
Invested in other property and equipment	(302,044)	(71,270)	(30,673)
Invested in oil and natural gas properties	(5,361)	(35,588)	(563,655)
Proceeds on sale of oil and gas properties	31,514	-	42,992
Decrease (increase) in short term investments	(3,968,820)	(1,083,711)	505,000
Net cash used by investing	(4,244,711)	(1,190,569)	(46,336)
Effect of translation on foreign currency cash and cash equivalents	(16,646)	(193,240)	10,160
Net cash inflow (outflow)	1,154,010	(207,539)	771,846
Cash and cash equivalents, beginning of year	851,738	1,059,277	287,431
Cash and cash equivalents, end of year	$2,005,748	$851,738	$1,059,277
Non-cash financing activities
Subscriptions payable applied to issue common shares	$-	$-	$388,545
Cash taxes paid	$-	$-	$-
Cash interest paid	$15,606	$12,591	$-

The accompanying notes to these consolidated financial statements are an integral part of these consolidated statements of cash flows.

ENERGY EXPLORATION TECHNOLOGIES INC Consolidated Statements of Shareholders' Equity (Deficit) (Expressed in U.S. dollars except share data)
	For the year ended December 31,
	2007	2006	2005
Common Shares
Balance at the beginning of the year	$32,740,427	$28,229,691	$27,565,636
Issued upon exercise of stock options and warrants	3,322,065	89,137	56,275
Issued through conversion of debentures	210,617	2,902,516	-
Issued through private placement; net of issue costs and fair market value
of warrants	-	685,382	389,030
Shares issued for services	269,416	833,701	218,750
Balance at end of the year	36,542,525	32,740,427	28,229,691
Preferred Shares
Balance at the beginning of the year	3,000,000	3,000,000	-
Value of preferred shares issued and to be issued	-	-	3,000,000
Balance at end of the year	3,000,000	3,000,000	3,000,000
Contributed Capital
Balance at the beginning of the year	3,153,496	1,010,589	-
Fair market value of warrants issued to contractors	492,000	302,000	-
Fair market value of options issued to employees and contractors	466,454	402,289	46,859
Fair market value of warrants issued pursuant to convertible debenture
private placement	-	-	963,730
Fair market value of warrants issued pursuant to common share private
placement	-	1,438,618	-
Contributed capital transferred to common shares pursuant to exercising
of options and warrants	(1,033,583)	-	-
Balance at end of the year	3,078,367	3,153,496	1,010,589
Deficit
Balance at the beginning of the year	(37,642,094)	(33,874,636)	(26,038,158)
Net Income (loss) for the year	346,846	(3,767,458)	(7,836,478)
Balance at end of the year	(37,295,248)	(37,642,094)	(33,874,636)
Accumulated Other Comprehensive Income
Balance at the beginning of the year	174,774	261,967	265,639
Net other comprehensive income	394,815	(87,193)	(3,672)
Balance at end of the year	569,589	174,774	261,967
Total Shareholders' Equity (Deficit)	$5,895,233	$1,426,603	$(1,372,389)

     The accompanying notes to the consolidated financial statements are an integral part of the condensed consolidated statements of shareholder's equity (deficit).

ENERGY EXPLORATION TECHNOLOGIES INC
Notes to the Consolidated Financial Statements
As at and for the year ended December 31, 2007
(Expressed in U.S. dollars)

1. Organization and Ability to Continue Operations

Energy Exploration Technologies Inc. ("we", "Company" or "NXT" ) was incorporated under the laws of the State of Nevada on September 27, 1994. NXT was continued from the State of Nevada to the Province of Alberta, Canada on October 24, 2003. The shareholders voted on and approved this change which moved the jurisdiction of incorporation from the U.S. to Canada.

We own a proprietary technology called Stress Field Detection (“SFD”). SFD is a remote sensing airborne survey system that is designed to identify areas with oil and natural gas production potential. This technology was acquired from its current CEO and President on December 31, 2005 following a ten year period wherein the Company controlled the technology through a series of licensing agreements. For the ten year period prior to 2006 the Company had engaged in extensive activities that were effective in developing the technology to a stage wherein SFD was both technically ready and had the required industry validation to embark on the commercial phase of the Company. These early activities included conducting SFD surveys for oil and gas industry partners on a cost recovery basis and participating as a joint venture partner in SFD identified exploration wells. By December 31, 2005 the company had generated $33,874,636 of accumulated deficits in conducting these activities.

In 2006 the Company commenced commercial operations with the objective of generating a net income through a business model of providing SFD survey services on a fee-for-service basis. Substantially all other oil and gas exploration activities were discontinued at this time. For the year ended December 31, 2006 the Company was successful in completing its first fee-for-service SFD survey, earning survey revenue of $1,063,645 and generating a net loss of $3,767,458. For the year ended December 31, 2007 our survey revenue increased to $5,347,982 and we generated net income of $346,846 and generated cash from operating activates of $3,815,102.

The Company is in the early stage of commercializing its SFD technology. Its ability to generate cash flow from operations will depend on its ability to service its existing clients and develop new clients for its SFD services. Management recognizes that this early commercialization phase can last for several years. Consistent with this early stage of commercialization the Company has a significant economic dependency on a few customers. In 2007, the Company's largest customer accounted for 81% of its survey revenue and three customers accounted for 100% of survey revenue. At December 31, 2007 we had amounts outstanding from our two largest customers of $804,806. In 2006, we had two customers who accounted equally for 100% of our survey revenue. While the Company is in this early stage of commercialization the Company’s financial position is materially impacted by the loss or gain of any one customer.

The Company anticipates generating both net income and cash from operation in future years with this business model; however this outcome cannot be predicted with certainty at this time. Although the Company generated net income in the year ended December 31, 2007, the Company has an extensive prior history of generating net losses. These consolidated financial statements do not include any adjustments to amounts and classifications of assets and liabilities that may be necessary should we be unable generate sufficient net income and cash from operations in future years in order to continue as a going concern.

2. Significant Accounting Policies

Basis of Presentation

We have prepared these consolidated financial statements for the years ended December 31, 2007, 2006 and 2005 and as at December 31, 2007 and 2006 in accordance with accounting principles generally accepted in the United States of America.

Consolidation

We have consolidated the accounts of our wholly owned subsidiaries in the course of preparing these consolidated financial statements. All significant inter-company balances and transactions amongst NXT and its subsidiaries have been eliminated and are therefore not reflected in these consolidated financial statements.

Estimates and Assumptions

The preparation of these consolidated financial statements require management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, including the disclosure of contingent assets and liabilities, at the date of these consolidated financial statements as well as revenues and expenses recorded during the reporting periods.

Estimates include allowances for doubtful accounts, estimated useful lives of assets, provisions for contingent liabilities, measurement of stock-based compensation, valuation of future tax assets, determination of proved reserves, valuation of undeveloped land, valuation of preferred shares including the likelihood that the conversion feature of the preferred shares will be achieved. The estimates and assumptions used are based upon management's best estimate. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the period when determined. Actual results may differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and short term securities with original maturity less than 90 days at the date of acquisition.

Short Term Investments

Short term investments include short term securities, held by a major Canadian chartered bank, with original maturities greater than 90 days and less than one year. Investments are recorded at the lower of original cost and market value.

Revenue Recognition

We recognize revenue on SFD survey contracts on a completed contract basis, net of government sales tax. All money received or invoiced in advance of completion of the contract is reflected as unearned revenue and treated as a current liability on our balance sheet. All survey expenditures and obligations related to SFD survey contracts are reflected as work-in-progress and treated as a current asset on our balance sheet. Upon completion of the related contract, unearned revenue and the work-in-progress is moved as appropriate to the statement of earnings (loss) as either revenue or survey cost. Sales commissions are included in survey costs. Survey cost does not include any amortization or depreciation of capital assets.

Revenue associated with sales of oil and natural gas is recorded when title passes to the customer and collection of the resulting receivable is deemed reasonably assured.

Fair Value of Financial Instruments

Our financial instruments consist of cash equivalents, short term investments, accounts receivable, trade payables, accrued liabilities, capital lease obligations and convertible debentures. The carrying value of these financial instruments approximates their fair values due to their short term to maturity. We are not exposed to significant interest or credit risks arising from these financial instruments. We are exposed to foreign exchange risk as a result of holding U.S. denominated cash.

Oil and Natural Gas Properties

We follow the full cost method of accounting for oil and natural gas properties and equipment whereby we capitalize all costs relating to our acquisition of, exploration for and development of oil and natural gas reserves.

Under the full cost method of accounting, capitalized costs are accumulated into cost centers on a country by country basis. These costs are then depleted using the unit of production method based on estimated proved oil and gas reserves as determined by independent engineers. All our oil and natural gas capital assets are located in Canada.

In applying the full cost method of accounting, capital costs in each cost center, less accumulated depletion and depreciation and related deferred income taxes, are restricted from exceeding an amount equal to the sum of the present value of their related estimated future net revenues discounted at 10% less estimated future expenditures, and the lower of cost or estimated fair value of unproved properties included in the costs being amortized, net of related tax effects. Should this comparison indicate an excess carrying value, a write-down would be recorded.

The carrying amounts of unproved oil and natural gas properties, which are excluded from the depletion calculation, are assessed on a periodic basis to ascertain whether any impairment in value has occurred. Impairment is recorded if this assessment indicates the fair market value of unproven lands is less than carrying amounts.

All recoveries of costs through the sale or other disposition of oil and gas properties and equipment are accounted for as adjustments to capitalized costs, with no gain or loss recorded, unless the sale or disposition involves a significant change in the relationship between costs and the value of proved reserves or the underlying value of unproved property, in which case the gain or loss is recorded.

Any oil and natural gas exploration, drilling, development and production activity we conduct is through joint operations with partners and our consolidated financial statements reflect only our proportionate interest.

Other Property and Equipment

We carry our other property and equipment at cost and depreciate or amortize them over their estimated service lives using the declining balance method, except for leasehold improvements where we use the straight line method, in accordance with the following annual rates:

•	Computer and SFD system equipment	30%
•	Computer and SFD system software	100%
•	Furniture, fixtures and other equipment	20%
•	Flight equipment	10%
•	Leasehold improvements	over the remaining term of lease

Management periodically reviews the carrying value of our property and equipment to ensure that any permanent impairment in value is recognized and reflected in our results of operations.

Research and Development Expenditures

We expense all research and development expenditures we incur to develop, improve and test our SFD Survey System and related components. Any intellectual property acquired for the purpose of enhancing research and development projects, if there is no alternative use for the intellectual property, is expensed in the period acquired.

Foreign Currency Translation

The functional currency of the Company is the Canadian dollar. Foreign currency translation adjustments resulting from the translation of the consolidated financial statements into U.S. dollar equivalents for purposes of financial reporting are included in other comprehensive income (loss). We use the following methodology to translate the Canadian dollar financial statements into U.S. dollars:

  all asset and liability accounts are translated into U.S. dollars at the rate of exchange in effect as of the end of the applicable fiscal period;
  all shareholders' equity accounts are translated into U.S. dollars using historical exchange rates; and
  revenue and expense accounts are translated into U.S. dollars at the average rate of exchange for the applicable fiscal period.

For the three years ended December 31, 2007 foreign currency translation adjustments are the only component of other comprehensive income (loss).

Income Taxes

We follow the liability method of accounting for income taxes. This method recognizes income tax assets and liabilities at the rates when the temporary differences are reversed or realized, based on temporary differences in reported amounts for financial statement and tax purposes. The effect of a change in income tax rates on future income tax assets and future income tax liabilities is recognized in income when enacted. Valuation allowances are provided when necessary to reduce future tax assets to an amount that is more likely than not to be realized.

On January 1, 2007 the Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109.” Interpretation No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes”. The adoption of Interpretation No. 48 did not have a material impact on the financial statements.

Share-Based Payments

In December 2004, the FASB issued FAS 123-R, "Share-Based Payment ." FAS 123-R is a revision of FASB 123 and supersedes APB Opinion No. 25 “ Accounting for Stock Issued to Employees” . FAS 123-R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services or incurs liabilities in exchange for goods or services that are based on the fair market value of the entity's equity instruments. Prior to the adoption of FAS 123-R, we accounted for share-based payments to employees using APB Opinion No. 25 using the intrinsic value method and, as such, we generally did not recognize a compensation expense in our financial statements when issuing stock options to employees.

The Statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. Company shares issued as consideration to fulfill any commitment made by a company are generally now governed by this standard. This Statement uses the terms compensation and payment in their broadest senses to refer to the consideration paid for goods or services regardless of whether the supplier is an employee.

FAS 123-R requires an entity to value employee services received in exchange for an award of equity instruments by determining the fair market value of the instrument on the day the instrument is granted. This value is then recorded as a compensation expense over the vesting period wherein an employee is required to provide service for the award. The grant-date fair market value of options issued is estimated using an option-pricing model.

In addition, FAS 123-R requires a public entity to measure the cost of employee services received in exchange for an award of a liability instrument based on its current fair market value and that the fair market value of that award will be revalued at each subsequent reporting date until the liability is settled.

The effective date for implementation of FAS 123-R was January 1, 2006. We adopted this standard using the “modified prospective” transition method. Using the modified prospective method there is no compensation expense recorded for any outstanding options that were vested as of the effective date of this standard. In accordance with the modified prospective transition method, a compensation expense is recorded progressively as unvested options outstanding as of the effective date become vested as well as for options issued subsequent to the effective date. Also under the modified prospective method, prior periods are not restated for the effect of SFAS 123-R, however, a pro forma note disclosure is provided to report what would have been the impact on the prior year if we had elected to follow the fair market value accounting method.

Derivative Financial Instruments

We do not use derivative instruments to hedge exposures inherent in cash flow or foreign currency risks.

We review the terms of convertible debt and equity instruments we issue to determine whether there are embedded derivative instruments, including the embedded conversion option, that are required to be bifurcated and accounted for separately as a derivative financial instrument. In circumstances where the convertible instrument contains more than one embedded derivative instrument, including the conversion option, that is required to be bifurcated, the bifurcated derivative instruments are accounted for as a single, compound derivative instrument. Also, in connection with the sale of convertible debt and equity instruments, we may issue freestanding warrants that may, depending on their terms, be accounted for as derivative instrument liabilities, rather than as equity.

Bifurcated embedded derivatives are initially recorded at fair value and are then revalued at each reporting date, with changes in the fair value reported as charges or credits to income. When the convertible debt or equity instruments contain embedded derivative instruments that are to be bifurcated and accounted for as liabilities, the total proceeds allocated to the convertible host instruments are first allocated to the fair value of all the bifurcated derivative instruments. The remaining proceeds, if any, are then allocated to the convertible instruments themselves, usually resulting in those instruments being recorded at a discount from their face amount.

The discount from the face value of the convertible debt, together with the stated interest on the instrument, is amortized over the life of the instrument through periodic charges to income, using the effective interest method.

Recent Accounting Pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements”. Statement No. 157 provides a common definition of fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. However, this Statement does not require any new fair value measurements. Statement No. 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing the effect, if any, the adoption of Statement No. 157 will have on its financial statements and related disclosures.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No. 115 .” This pronouncement permits entities to use the fair value method to measure certain financial assets and liabilities by electing an irrevocable option to use the fair value method at specified election dates. After election of the option, subsequent changes in fair value would result in the recognition of unrealized gains or losses as period costs during the period the change occurred. SFAS No. 159 becomes effective as of the beginning of the first fiscal year that begins after November 15, 2007, with early adoption permitted. However, entities may not retroactively apply the provisions of SFAS No. 159 to fiscal years preceding the date of adoption. We are currently evaluating the impact that SFAS No. 159 may have on our financial position, results of operations and cash flows.

SFAS No. 141(R) replaces SFAS No. 141, Business Combinations . SFAS No. 141(R) retains the fundamental requirements of SFAS No. 141 that the acquisition method of accounting be used for all business combinations and for an acquirer to be identified for each business combination, with the objective of improving the relevance and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. The requirements of this standard are not anticipated to have a material impact on the results of the Company.

SFAS No. 160 clarifies the classification of non-controlling interests in consolidated statements of financial position and the accounting for and reporting of transactions between the reporting entity and holders of such non-controlling interests. The Company does not have non-controlling interests and therefore is not affected by the changes resulting from this standard.

3. Oil and Natural Gas Properties

	As at December 31,
	2007	2006
Oil and natural gas properties cost	$5,751,957	$4,894,969
Accumulated depletion and depreciation	(5,716,062)	(4,764,609)
Balance at the end of year	$35,895	$130,360
Proved property costs	$28,517	$45,049
Unproved property costs	7,378	85,311
Balance at the end of year	$35,895	$130,360

NXT performed a ceiling test calculation at December 31, 2007 to assess the recoverable value of oil and gas properties. We valued our proved property at a 10% net present value of our future net revenues from proved reserves based upon a constant price and cost over the projected productive life of the property. The oil and gas future price used was the spot price at December 31, 2007 of Cdn. $6.18 mcf (December 31, 2006 of Cdn. $6.00 mcf). We valued our unproved properties based upon the average price recently paid per acre for similar properties in the open market and then discount these prices to adjust for the reduced life remaining on our leases.

There are no administration costs capitalized to oil and natural gas properties in the years ended December 31, 2007, 2006 or 2005.

4. Other Property and Equipment

	As at December 31,
	2007	2006
Survey equipment	$415,306	$204,268
Furniture and other equipment	368,212	281,017
Computers and software	912,655	634,956
Vehicles	22,829	18,828
Leasehold improvements	13,632	-
Other property and equipment	1,732,634	1,139,069
Less accumulated depreciation, amortization and impairment	(1,224,054)	(927,918)
Net other property and equipment	$508,580	$211,151

Included in other property and equipment are assets acquired under capital lease arrangements with future minimum lease payments of $8,676 over each of the next five years. Amortization of these assets is included in amortization and depreciation on the statement of income. At December 31, 2007 the capitalized cost of the leased assets is $47,233 ($46,822 Cdn.) and related accumulated amortization is $15,843.

5. Other Accrued Liabilities

	As at December 31,
	2007	2006
Accrued legal and audit	$187,946	$207,995
Commission payable	65,135	-
Other	78,313	27,671
	$331,394	$235,666

The accrued commission on sales, as per agreement, are satisfied through the issuance of common shares based upon the fair market value of the Company's commons shares on the date when the accounts receivable related to the commission is paid. This commission obligation will be satisfied through the issuance of 9,205 common shares in the first quarter of 2008.

6. Note Payable

As of December 31, 2006 the Company had a Canadian dollar denominated unsecured loan outstanding in the U.S. dollar equivalent amount of $194,137 due to our President, CEO and Director. The loan was repaid including principal and accrued interest on December 20, 2007.

7. Common Shares

The following table provides a continuity of common shares and value since December 31, 2005.

		Common Shares
		Shares	Amount
As at December 31, 2005		21,511,244	$28,229,691
Transactions during the year ended December 31, 2006
•	Issued to discharge accrued liabilities at December 31, 2005.	582,787	809,983
•	Issued in exchange for services provided.	23,363	23,718
•	Issued through the conversion of convertible debentures and accrued interest.	2,627,288	2,902,516
•	Issued on exercise of options.	156,666	89,137
•	Issued in exchange for share issue costs.	152,560	-
•	Issued for cash.	2,124,000	685,382
As at December 31, 2006		27,177,908	$32,740,427
Transactions during the year ended December 31, 2007
•	Issued through the conversion of convertible debentures and accrued interest.	192,401	210,618
•	Issued on exercise of options.	263,000	369,068
•	Issued in exchange for services provided.	90,807	269,416
•	Issued on exercise of warrants.	1,989,265	2,952,996
As at December 31, 2007		29,713,381	$36,542,525

During 2006, NXT closed two private placements for aggregate gross proceeds of $2,124,000 comprised of cash proceeds of $2,094,000 and a set-off of a $30,000 subscription payable against Note Payable. For both private placements a unit was sold at a price of $1.00 and each unit consisted of one common share and one warrant. Each warrant shall entitle the holder to purchase one additional common share at $2.00 per share for a period of two years from the date of issue. The common shares were recorded as gross proceeds less share issue cost consisting of the fair market value warrants issued of $1,438,618. 50,000 units were purchased by officers of NXT.

The Company has an unlimited number of shares authorized.

Reconciliation of Earnings per Share Calculations

For the year ended December 31, 2007

		Weighted Average
	Net Income	Shares Outstanding	Per Unit
Basic	$346,846	27,838,893		$0.01
Options assumed exercised		2,048,371
Warrants assumed exercised		2,776,560
Preferred shares assumed converted		2,000,000
Shares assumed purchased		(2,786,045)
Diluted	$346,846	31,877,779		$0.01
For the year ended December 31, 2006
		Weighted Average
	Net Loss	Shares Outstanding	Per Unit
Basic and diluted	$(3,767,458)	25,038,200		$(0.15)
For the year ended December 31, 2005
		Weighted Average
	Net Income (Loss)	Shares Outstanding	Per Unit
Basic and diluted	$(7,836,478)	21,276,899		$(0.37)

All options, warrants and preferred shares were excluded from the diluted earnings per share calculation for the year ended December 31, 2006 and 2005 as they were antidilutive.

8. Preferred Shares

The Company’s contractual obligation to issue 10,000,000 series 1 preferred shares to its chief executive officer, president and director initially arose through the execution of the Amended and Restated Technical Service Agreement on December 31, 2005 (“2005 TSA”). This obligation was superseded by the execution of the Technical Transfer Agreement on December 31, 2006 (“2006 TTA”). The Company is authorized to issue an unlimited number of preferred shares and has authorized the issuance of 10,000,000 series 1 preferred shares.

The 2005 TSA granted to the Company a 10 year license for the SFD Technology in consideration for 10,000,000 series 1 preferred shares with specific attributes. 2,000,000 preferred shares were immediately convertible into common shares on a one-to-one basis and the remaining 8,000,000 preferred shares would be convertible into common shares within the term of the agreement if the Company’s annual revenues exceed specified performance thresholds. In the event that all performance thresholds are not met within the 10 year term, the Company has the right to redeem any unconvertible preferred share for a price of $0.01 per share. Except with the consent of the Board of Directors the series 1 preferred shares shall not be transferable. Additionally series 1 preferred shares do not participate in dividends.

Upon execution of the 2006 TTA the Company’s legal entitlement to the SFD technology was changed from a license to a direct ownership of the technology. The Agreement modified the revenue objectives such that the thresholds are calculated based on cumulative revenue of the Company for the period January 1, 2007 to December 2015. The number of preferred shares were not altered.

The preferred shares as reflected in these financial statements were evaluated at fair market value at December 31, 2005. This value did not change following the execution of the 2006 TTA. The preferred shares issued were valued at December 31, 2005 using an option-pricing model with the following assumptions and valuations:

	Immediately	Conditionally
	Convertible	Convertible	Total
Number of preferred shares	2,000,000	8,000,000	10,000,000
Fair value per preferred shares issued	$1.40	$0.03	$1.50
Cost to convert preferred shares to common shares	$0.00	$0.00	$0.00
Expected dividends paid per common share ($/share)	Nil	Nil	Nil
Expected life (years)	10	10	10
Expected volatility in the price of NXT’s common shares	300%	300%	300%
Risk free interest rate (%)	4%	4%	4%
Fair market value of preferred shares	$2,800,000	$200,000	$3,000,000

The value for the preferred shares is substantially assigned to the first two million preferred shares that are immediately convertible into common shares. The remaining eight million preferred shares have been assigned a nominal value reflecting the uncertainty that the required revenue objectives will be achieved to allow the preferred shares to be convertible into common shares.

As per FAS 2 “Accounting for Research and Development Costs” intangibles that are purchased from others for a particular research and development project and that have no alternative uses and therefore no separate economic value, such as the SFD intellectual property, are to be accounted for as research and development expense at the time the cost is incurred. We recorded a $3,000,000 research and development expense in 2005 and no research and development expense in 2006 or 2007.

9. Convertible Debentures

As at December 31, 2007 the principal amount of debt obligation outstanding was nil. At December 31, 2007 $180,107 of unpaid registration penalty was outstanding and was paid in the first quarter of 2008. The Company's debenture obligation, including interest, was discharged through the issuance of common shares. The Company's registration penalty obligation was settled in cash.

During 2005 we closed private placement bridge financing contracts. Pursuant to these contracts the Company issued financial instruments that converted into $1,955,342 of debentures and 1,989,265 warrants in exchange for cash proceeds of $1,649,764 (net of commission paid of $24,928) and the conversion of note payable and accrued interest of $280,650 for an aggregate net value proceed of $1,930,414. The debentures were convertible into common shares.

Each debenture had a stated term that defined a termination of the debentures beginning on March 7, 2007 through to June 7, 2007. The debentures earned interest at ten percent per annum. Additionally, debenture holders were entitled to a two percent registration penalty as the underlying shares to the debenture were not made available for resale within 90 days of the original closing date of the debenture financing.

The debentures were assessed under SFAS 133 as containing an embedded derivative liability. Accordingly the Company bifurcated the embedded conversion option and accounted for it as a derivative instrument liability because the conversion price of the debt was potentially adjusted if we issued common stock at a lower price than the stated conversion rate. This derivative instrument liability was initially recorded at its fair value and is then adjusted to fair value at the end of each subsequent period, with changes in the fair value charged or credited to income in the period of change. This embedded conversion option was revalued using the binomial option pricing model. The warrants issued along with the convertible debenture were classified as equity in accordance with EITF 00-19 and were valued using a Black Scholes model.

The proceeds received on issuance of the convertible debt during 2005 were first allocated to the fair value of the bifurcated embedded derivative instruments included in the convertible notes and the warrants, with the remaining proceeds allocated to the convertible debentures, resulting in the debentures being recorded at a significant discount from their face amounts as shown in the table below. This discount was then accreted, together with the stated interest on the debenture, using the effective interest method over the term of the debenture.

Proceeds received on issuance of the convertible debentures	$1,913,260
Minus:
Fair value of the conversion options (derivatives)	503,564
Fair value of warrants	963,730
Discount applied to convertible debentures	1,467,294
Convertible debentures discounted carrying value at date of issue	$445,966

The fair value of the conversion options was an embedded derivative instrument that required fair market valuation at inception and at the end of each reporting period. This option was valued using an option-pricing model that assumed that the maximum price was the forced conversion feature price inherent in the convertible debenture. The value at inception was $503,564, at December 31, 2005 it was $1,421,384, $68,994 at December 31, 2006 and nil at December 31, 2007. Change in the value of the conversion feature was expensed in the period when it occurred.

Immediately prior to the conversion of a convertible debenture to common shares we amortized the remaining debt discount for that debenture and revalued its conversion feature to fair market value. The resulting change in carrying value of the debenture and conversion feature was recorded as a charge or credit to income. Common shares issued through the conversion of a debenture were valued as the sum of the fair market value at the date of conversion of the fully accreted value of the debenture and value of the conversion feature.

In accordance with this accounting procedure, the value of the convertible debenture and the conversion feature as at December 31, 2007 and 2006 are as follows:

	For the year ended December 31,
	2007	2006
Convertible Debenture:
Debenture carrying amount and accrued interest at beginning of year	$569,156	$981,986
Accretion expense	-	1,008,639
Interest expense including registration penalty	89,788	530,835
Converted to common share	(136,580)	(1,952,304)
Registration penalty paid	(342,257)	-
Debenture carrying amount and accrued interest at end of year	$180,107	$569,156
Conversion feature:
Conversion feature carrying value at beginning of year	$68,994	$1,421,384
Fair value of the conversion feature at inception	-	-
Converted to common share	(68,994)	(950,212)
Change in fair market value	-	(402,178)
Fair value of the conversion feature at end of year	$-	$68,994

The outstanding principal, interest and registration penalty as at December 31, 2006 was $133,471, $869 and $434,816 respectively. During 2007 penalties of $342,257 were paid out and the payment of the remaining $180,107 in penalties was made in the first quarter of 2008.

10. Employee, Directors and Contractor Options

Outstanding options as of December 31, 2007:

			Weighted average		Weighted average
			exercise price of		exercise price of
	Range of exercise prices	Outstanding options	outstanding options	Options exercisable	exercisable options
	under $0.50	226,667	$0.35	226,667	$0.35
	$0.50 - $1.00	381,741	$0.72	298,408	$0.69
	$1.00 - $2.00	1,162,963	$1.40	254,463	$1.40
	$2.00 - $3.00	277,000	$2.16	235,000	$2.18
over $	4.00	300,000	$4.90	-	-
	Total outstanding	2,348,371	$1.72	1,014,538	$1.14

Outstanding options as of December 31, 2006:

			Weighted average		Weighted average
			exercise price of		exercise price of
	Range of exercise prices	Outstanding options	outstanding options	Options exercisable	exercisable options
	under $0.50	310,001	$0.36	310,001	$0.36
	$0.50 - $1.00	416,741	$0.72	236,741	$0.67
	$1.00 - $2.00	539,463	$1.29	143,463	$1.45
	$2.00 - $3.00	314,000	$2.19	260,667	$2.20
over $	4.00	8,000	$4.13	8,000	$4.13
	Total sum of outstanding	1,588,205	$1.15	958,872	$1.13

Average contractual life for all outstanding options under the Plans as of December 31, 2007 and 2006:

		Weighted average remaining contractual life
		(years)
	Range of exercise prices	December 31, 2007	December 31, 2006
	under $0.50	0.8	1.6
	$0.50 - $1.00	2.3	3.9
	$1.00 - $2.00	3.6	3.0
	$2.00 - $4.13	1.8	2.3
over $	4.00	5.0	1.9
	Total sum of outstanding	3.1	2.8

Continuity of options for the years ended December 31, 2007 and 2006:

	For the year ended December 31, 2007		For the year ended December 31, 2006
		Weighted average		Weighted average
	# of options	exercise price	# of options	exercise price
Outstanding as at beginning of year	1,588,205	$1.15	1,683,000	$1.87
Granted	1,220,500	$2.32	473,204	$1.15
Forfeited	(197,334)	$1.57	(433,000)	$1.84
Exercised	(263,000)	$1.14	(134,999)	$0.60
Options outstanding as at December 31	2,348,371	$1.72	1,588,205	$1.15
Exercisable as at December 31	1,014,538	$1.14	958,872	$1.13

In 2007 and 2006 the Company's officers and directors had the following options granted, forfeited or exercised:

	For the year ended December 31, 2007		For the year ended December 31, 2006
		Weighted average		Weighted average
	# of options	exercise price	# of options	exercise price
Granted	885,000	$2.62	200,000	$1.14
Forfeited	(60,000)	$1.18	(105,000)	$2.13
Exercised	(70,000)	$0.37	(30,000)	$0.65

Unvested options outstanding as of December 31, 2007 and 2006 vest over the three year period starting from the date of grant dependant on the continued provision of services. The options vest one-third at the end of each of the first three years following the grant date. Options generally lapse, if unexercised, five years from the date of vesting.

The 2006 Stock Option Plan was approved on September 30, 2006 by Company shareholders at the Annual General Meeting. The 2006 Stock Option Plan set forth terms and conditions whereby options to purchase common shares of the Company can be issued to directors, officers and employees of the Company and to consultants retained by the Company. The aggregate number of common shares reserved for issuance under this Plan, or any other prior Plan of the Company shall not, at time of the stock option grant, exceed ten percent of the total number of issued and outstanding common shares (calculated on a non-diluted basis) unless the Company receives permission of the stock exchange or exchanges on which the shares are then listed to exceed such threshold.

Issuance of options to any one participant shall not exceed five percent of the total number of issued and outstanding common shares in any 12 month period with consultants retained for investor relations duties further restricted to two percent in any 12 month period without permission of the stock exchange or exchanges on which the common shares of the Company are listed. Furthermore, shareholder approval is required for grants of options to insiders of options that exceed ten percent of the issued common shares within any 12 month period. No options shall be granted for a term exceeding five years without permission of the stock exchange or exchanges on which the shares of the Company are listed. All options issued under Plans are issued from treasury.

We received $2,288,482, $89,137 and $56,275 cash from the exercise of stock options and warrants during the year ended December 31, 2007, 2006 and 2005 respectively.

Compensation Expense Associated with Grant of Options

In the year ended December 31, 2007 the Company recorded stock-based compensation expense of $425,453 (2006- $406,320).

The incremental stock-based compensation expense in the year ended December 31, 2007 and 2006 was derived from stock options issued under share-based compensation plans. Stock options were issued with an exercise price equal to the current market price on the date of grant, subject to a three year vesting period and with a contractual term of five years. The grant date fair value is calculated using the Black-Scholes option valuation model utilizing the following weighted average assumptions:

	For the year ended December 31,
	2007	2006
Expected dividends paid per common share	Nil	Nil
Expected life (years)	3	3
Expected volatility in the price of common shares (%)	65%	127%
Risk free interest rate (%)	4%	4%
Weighted average grant date fair market value per share	$1.96	$0.64
Intrinsic value of options exercised	$2.87	$0.67

As of December 31, 2007 there was $1,242,910 of total unrecognized compensation cost related to non-vested share-based compensation awards granted under the stock option plans. This cost will be recognized over the remaining vesting period.

For the year ended December 31, 2005 there was no incremental stock-based compensation expense recognized as a result of the adoption of SFAS 123-R as we adopted this standard using the modified prospective transition method. Prior to the adoption of SFAS 123-R, the Company applied APB 25 to account for its stock-based awards. Had we elected to follow the modified retrospective method, an alternative transition method provided for under SFAS 123-R, to transition from APB 25, we would have recorded additional compensation expense for the year ended December 31, 2005 of $516,525 .

The following table details the effect on net income and earnings per share had compensation expense for the Employee Stock-Based Awards been recorded in the years ended December 31, 2005 based on the modified retrospective method.

For the year ended
December 31, 2005
Net loss as reported	$(7,836,478)
Add: stock-based employee compensation expense included in reported net loss	46,859
Less: total stock-based employee compensation expense determined under the fair value
method for all awards	(516,525)
Pro forma net loss for the year	$(8,306,144)
Pro forma basis and diluted loss per common share	$(0.39)

The pro forma stock-based employee compensation expense determined under the fair value method for the year ended December 2005 was derived from stock options issued to employees under share-based compensation plans. Stock options were issued at the current market price on the date of grant, subject to a three year vesting period with a contractual term of five years. The grant date fair value is calculated using the Black-Scholes option valuation model utilizing the following weighted average assumptions.

For the year ended
December 31, 2005
Weighted average fair value of options granted ($/option)	$1.11
Expected dividends paid per common share	Nil
Expected life (years)	3
Expected volatility in the price of common shares (%)	213%
Risk free interest rate (%)	4%

11. Warrants

Continuity of warrants for the years end December 31, 2007 and 2006:

	As at December 31, 2007		As at December 31, 2006
		Weighted average		Weighted average
	# of warrants	exercise price	# of warrants	exercise price
Outstanding as at beginning of the year	4,615,825	$1.54	3,501,592	$1.76
Exercised in year	(1,989,265)	$1.00	-	-
Issued through private placement	-	-	2,124,000	$2.00
Issued as commission for private placement	-	-	152,560	$2.00
Issued for services	150,000	$2.20	350,000	$1.60
Expired	-	-	(1,512,327)	$2.75
Outstanding as at end of the year	2,776,560	$1.96	4,615,825	$1.54

On June 30, 2007 NXT entered into agreements with a member dealer of the TSX Venture Exchange ("TSX-V") to act as sponsoring dealer for NXT's listing application to the TSX-V. Pursuant to the agreement, NXT issued 150,000 common share warrants to the dealer upon becoming listed on the TSX-V on December 3, 2007. The warrants have an exercise price of $2.20 and expire on December 3, 2009 unless NXT's common shares close at or above $6.00 per share on the TSX-V for 20 consecutive days at which point the exercise period will expire 30 days following this condition being met.

Outstanding warrants as of December 31, 2007 and 2006:

	As at December 31, 2007		As at December 31, 2006
		Weighted average		Weighted average
	Outstanding	remaining contractual		remaining contractual
Exercise prices	warrants	life (years)	Outstanding warrants	life (years)
$1.00	-		1,989,265	0.8
$1.60	350,000	0.3	350,000	1.3
$2.00	2,276,560	0.3	2,276,560	1.3
$2.20	150,000	2.0	-	-
Total sum of outstanding	2,776,560	0.4	4,615,825	1.1

The grant date fair value of warrants issued was calculated using the Black-Scholes option valuation model utilizing the following weighted average assumptions:

	For the year ended December 31,
	2007	2006
Expected dividends paid per common share	Nil	Nil
Expected life (years)	2	2
Weighted average volatility	81%	105%
Risk free interest rate (%)	4%	4%

In 2007 and 2006 the Company's officers and directors had the following warrants granted and exercised:

	For the year ended December 31, 2007		For the year ended December 31, 2006
	# of warrants	exercise price	# of options	exercise price
Granted through participation in 2006
Private placement	-	$-	50,000	$1.00
Exercised	32,844	$1.00	-	$-

12. Income Taxes

Our income tax for accounting purposes is different from the amount computed by applying the statutory Canadian federal and provincial income tax rate to income or loss before taxes.

	For the year ended December 31,
	2007	2006
Canadian statutory income tax rate	32.12%	34.50%
Income tax expense (recovery) at statutory rate	$111,407	$(1,299,773)
Effect of non tax deductible expenses on income taxes:
Stocked-based compensation	342,407	242,944
Accretion on convertible debentures	2,045	209,199
Rate reduction	506,428	799,665
Other	244,042	52,055
Valuation allowance	(1,206,329)	(4,090)
Income tax expense (recovery)	$-	$-

Our accounts contain the following deferred income tax assets and liabilities:

	As at December 31,
	2007	2006
Deferred income tax assets:
Net operating loss carry forwards, United States	1,980,902	1,921,781
Net operating loss carry forwards, Canada	2,733,639	3,187,468
Property and equipment	2,246,777	2,056,516
Valuation allowance	(6,961,318)	(7,165,765)
Net deferred tax asset	$-	$-

We have not provided for any amount of current or deferred U.S. or Canadian federal, state or provincial income taxes for the years ended December 31, 2007, 2006 and 2005. We have provided a full valuation allowance on the deferred tax asset and liability, consisting primarily of net operating loss carry forwards, because of uncertainty regarding its realization. The decrease in the valuation allowance on the deferred tax asset during the year ended December 31, 2007 was $204,447 compared with $807,473 and $1,282,013 for the years ended December 31, 2006 and 2005 respectively. These decreases are largely due to the reduction in Canadian income tax rates and to the application of FIT assets to reduce current taxes to zero. All income for tax purposes generated during the year is in Canada.

Prior to 2007, the Company and its subsidiaries had incurred losses since their incorporation and have not been assessed by tax authorities. Accordingly, all taxation years remain subject to review by tax authorities.

13. Related Party Transactions

Summarized below is information concerning related party transactions and balances not disclosed elsewhere in these consolidated financial statements for the years ended December 31, 2007, 2006, and 2005:

	For the year ended December 31,
	2007	2006	2005
Collective wages, fees, bonuses and benefits paid to executive officers
of NXT, who were also directors of NXT	$224,339	$162,027	$107,389
Accounts receivable due from executive officers	$-	$-	$2,884
Interest expense recognized or paid to related parties and officers	$13,627	$14,678	$25,636

A Director of NXT is also an officer for one of our SFD survey clients. We recorded revenue from this client for the year ended December 31, 2006 of $531,523 with no revenue in the years ended December 31, 2005 and 2007. At December 31, 2006 there was a $263,494 account receivable due from this client that was received in 2007.

In 2006, 582,787 common shares were issued to discharge $729,341 of accrued liabilities as at December 31, 2005. These obligations were related to services provided by consultants for corporate strategy and planning services provided in 2005. Of these shares, 65,534 were issued to an individual who is currently an officer of the Company and 400,000 were issued to an individual who is currently a director of the Company. In both cases the services were provided prior to these individuals accepting their positions with the Company.

14. Commitments and Contingencies

In May 2006 we entered into a lease agreement for our offices for a six year term beginning November 1, 2006 and ending October 31, 2012. The monthly minimum sublease payments are Cdn. $18,020 per month for the first three years and Cdn. $19,266 per month for the remaining three years of the lease. Pursuant to this lease agreement NXT provided the landlord security in the form of a Cdn. $115,000 letter of credit from a Canadian bank for a minimum term of one year. NXT secured the letter of credit with cash held on deposit with a major Canadian bank.

On November 27, 2002 we were served a Statement of Claim. The plaintiff alleges that NXT failed to pay him compensation of $74,750, plus interest, under a consulting agreement and further alleges that NXT, without lawful justification, obstructed him from trading his shares of NXT. On December 10, 2002 we filed our Statement of Defense. The plaintive is a past President and director of NXT. We believe the claim against us is contentious because of the ambiguity of the arrangements and we are defending ourselves against the claim.

On March 18, 2003 we were served a Statement of Claim naming NXT and others as defendants. The plaintiffs allege that the defendants were negligent and in breach of a ferry flight contract under which an aircraft was to be delivered to Greece. The aircraft crashed enroute. The Plaintiffs are seeking, among other things, damages in the amount of Cdn. $450,000 or loss and damages to the aircraft and cargo, and damages in respect to search and rescue expenses, salvage, storage, transportation expenses and pollution and contamination expenses. NXT was not party to the Ferry Flight Contract. The outcome of the claim is not determinable. Management believes the claim is without merit and we intend to defend ourselves against the claim.

15. Comparative Figures

Certain amounts in the consolidated financial statements have been reclassified in the current period to conform to the current year’s presentation.